SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 04, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 04, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

04 November 2011

Smith & Nephew plc (the "Company") announces that it has today been advised of the following transactions by Directors / persons discharging managerial responsibility ("PDMRs") and their connected persons.

1. PURCHASE OF SHARES

Name of Director:	Ian Barlow
Purchase date:	04 November 2011
No of shares acquired:	5,000
Percentage of issued class acquired:	Less than 0.01%
Price per share:	549.48p per share
Total holding following notification:	18,000 Ordinary shares

2. PURCHASE OF SHARES ON EXERCISE OF OPTIONS UNDER THE SMITH & NEPHEW SHARESAVE PLAN

Name of PDMR:	Roger Teasdale
Purchase date:	04 November 2011
No of Ordinary shares purchased on exercise:	1,892 1
Option price per Ordinary share:	507p per share
No of Ordinary shares disposed:	0
Total holding following notification:	16,803 Ordinary shares

Notes

1) This number includes 378 shares purchased following an exercise of option by Mr Teasdale's spouse.

2) The total percentage holding following notification is less than 0.01%.

3) The transactions took place in London, UK.

4)         This announcement is made in accordance with the requirements of DTR 3.1.4 (1) (a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646